September 5, 2024

Ashish Chand
President and Chief Executive Officer
Belden Inc.
1 North Brentwood Boulevard
15th Floor
St. Louis, MO 63105

       Re: Belden Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 9, 2024
           File No. 001-12561
Dear Ashish Chand:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 30

1.     Refer to your tabular columns showing compensation actually paid amounts for
       PEOs Chand, Vestjens and Roel. Since Dr. Chand and Messrs. Vestjens and Stroup were
       all    PEO   s, as defined in Item 402(a)(3) of Regulation S-K, please
revise future filings to
       use the term PEO in these column headings, rather than    NEO.    Note
that Item 402(v) of
       Regulation S-K contemplates separate disclosure for the PEO and the non-PEO named executive officers.
2. Refer to the second, third and fourth columns in your pay versus performance table, which include Summary Compensation Table totals for the three PEOs. Although these columns appear to include the same category of information, only the third and fourth column
       headings include the    (b)    designation. The same presentation
appears in the fifth, sixth
       and seventh column headings with a    (c)    designation appearing only
in the fifth and sixth
 September 5, 2024
Page 2

       column headings. Please tell us the distinction, if any, between the categories of data in these columns and revise future filings as applicable.
3.     We note that you have included    Adjusted Earnings Per Share,    a
non-GAAP measure, as
       your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K.
       While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e)
       of Regulation S-K, you must disclose how the measure is calculated from your audited financial statements. Please tell us and revise future disclosure to explain how this number is calculated from your audited financial statements. If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto. We note that you refer in footnote (5) to your
       2023 Annual Report on Form 10-K, filed on February 8, 2024, for a presentation of your
       Company-Selected Measure. We are unable, however, to locate any
Adjusted Earnings
       Per Share    disclosure in that filing. In addition, incorporation by
reference to a separate
       filing will not satisfy the Item 402(v)(2)(vi) of Regulation S-K requirement to disclose how the Company-Selected Measure is calculated from your audited financial statements.
4. Refer to footnote (6) to your pay versus performance table where you disclose a change in
       the    Compensation Actually Received    amounts for 2022. Please tell
us whether
          Compensation Actually Received    is calculated differently from
compensation actually
       paid and if so, explain how the difference relates to or is derived from the referenced
          SEC Guidance released in November of 2023.
5.     We note the graph titled    Compensation Actually Paid v. Net Income
on page 33. Please
       ensure the data point representing net income for 2020 aligns with the appropriate value for the 2020 net income as reported in your pay versus performance table.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlotte Young at 202-551-3280 or Amanda Ravitz at 202-551-3412 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Disclosure Review
Program